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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ______)*

                                PACIFIC CMA, INC.
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                                (NAME OF ISSUER)

                           COMMON STOCK, NO PAR VALUE
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                         (TITLE OF CLASS OF SECURITIES)

                                   69403T 10 4
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                                 (CUSIP NUMBER)

                               LAM KING KO, ALFRED
                             7331 SOUTH MEADOW COURT
                             BOULDER, COLORADO 80301
                                 (303) 530-3353
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           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                      RECEIVE NOTICES AND COMMUNICATIONS)
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                               - with copies to -
                              Randolf W. Katz, Esq.
                                 Bryan Cave LLP
                           2020 Main Street, Suite 600
                            Irvine, California 92614
                                 (949) 223-7000

                                 AUGUST 28, 2000
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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
---------------- ---------------------------------------------------------------------------------------------------- ---------
       1         NAMES OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                 Lam King Ko, Alfred
---------------- ---------------------------------------------------------------------------------------------------- ---------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                                  (a) / /
                                                                                                                      (b) /X/
---------------- ---------------------------------------------------------------------------------------------------- ---------
       3         SEC USE ONLY
---------------- ---------------------------------------------------------------------------------------------------- ---------
       4         SOURCE OF FUNDS (See Instructions)

                 00
---------------- ---------------------------------------------------------------------------------------------------- ---------
       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              / /
---------------- ---------------------------------------------------------------------------------------------------- ---------
       6         CITIZENSHIP OR PLACE OF ORGANIZATION

                 Australia
---------------- ---------------------------------------------------------------------------------------------------- ---------
------------------------- ----------- -----------------------------------------------------------------------------------------
                              7       SOLE VOTING POWER
       NUMBER OF
         SHARES                       17,000,000
                          ----------- -----------------------------------------------------------------------------------------
      BENEFICIALLY            8       SHARED VOTING POWER
        OWNED BY
          EACH                        0
                          ----------- -----------------------------------------------------------------------------------------
       REPORTING              9       SOLE DISPOSITIVE POWER
         PERSON
          WITH                        17,000,000
                          ----------- -----------------------------------------------------------------------------------------
                              10      SHARED DISPOSITIVE POWER

                                      0
------------------------- ----------- -----------------------------------------------------------------------------------------
---------------- ---------------------------------------------------------------------------------------------------- ---------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 17,000,000
---------------- ---------------------------------------------------------------------------------------------------- ---------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)             / /

---------------- ---------------------------------------------------------------------------------------------------- ---------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 85% as of 8/28/00
---------------- ---------------------------------------------------------------------------------------------------- ---------
      14         TYPE OF REPORTING PERSON (See Instructions)

                 IN
---------------- ---------------------------------------------------------------------------------------------------- ---------


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
---------------- ---------------------------------------------------------------------------------------------------- ---------
       1         NAMES OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                 Buller Services Corporation
---------------- ---------------------------------------------------------------------------------------------------- ---------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See Instructions)                                   (a) / /
                                                                                                                      (b) /X/
---------------- ---------------------------------------------------------------------------------------------------- ---------
       3         SEC USE ONLY

---------------- ---------------------------------------------------------------------------------------------------- ---------
       4         SOURCE OF FUNDS (See Instructions)

                 00
---------------- ---------------------------------------------------------------------------------------------------- ---------
       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              / /

---------------- ---------------------------------------------------------------------------------------------------- ---------
       6         CITIZENSHIP OR PLACE OF ORGANIZATION

                 British Virgin Islands
---------------- ---------------------------------------------------------------------------------------------------- ---------
------------------------- ----------- -----------------------------------------------------------------------------------------
                              7       SOLE VOTING POWER
       NUMBER OF
         SHARES                       8,000,000 *
                          ----------- -----------------------------------------------------------------------------------------
      BENEFICIALLY            8       SHARED VOTING POWER
        OWNED BY
          EACH                        0
                          ----------- -----------------------------------------------------------------------------------------
       REPORTING              9       SOLE DISPOSITIVE POWER
         PERSON
          WITH                        8,000,000 *
                          ----------- -----------------------------------------------------------------------------------------
                              10      SHARED DISPOSITIVE POWER

                                      0
------------------------- ----------- -----------------------------------------------------------------------------------------
---------------- ---------------------------------------------------------------------------------------------------- ---------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 8,000,000 *
---------------- ---------------------------------------------------------------------------------------------------- ---------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)             / /

---------------- ---------------------------------------------------------------------------------------------------- ---------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 85% as of 8/28/00
---------------- ---------------------------------------------------------------------------------------------------- ---------
      14         TYPE OF REPORTING PERSON (See Instructions)

                 CO
---------------- ---------------------------------------------------------------------------------------------------- ---------

* The filing of this Schedule 13D by Buller Services Corporation is pursuant to Rule 13d-4 and shall not be construed as an acknowledgment or admission that it is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.


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Item 1. Security and Issuer.

     The class of equity securities to which this Schedule 13D relates is the common stock, no par value (the "Common Stock"), of Pacific CMA, Inc., a Colorado corporation (the "Issuer"). The principal executive offices of the Issuer are located at 7331 South Meadow Court, Boulder, Colorado 80301.

Item 2. Identity and Background.

     The business address of Lam King Ko, Alfred ("Mr. Lam") is 7331 South Meadow Court, Boulder, Colorado 80301. Mr. Lam's principal occupation is President and Chairman of the Board of Directors of the Issuer. He is a citizen of Australia. He has not been convicted, during the last five years, in a criminal proceeding nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     The principal address of Buller Services Corporation ("Buller"), organized in the British Virgin Islands, is Akara Building, 24 De Castro Street, Wickhams Cay I, P.O. Box 3136, Road Town, Tortola, British Virgin Islands. It was formed by Mr. Lam for the principal business of holding Mr. Lam's certain business interests. It has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     Mr. Lam acquired the shares of common stock of the Issuer through transactions which are memorialized in two agreements:

     (a)  Stock Purchase Agreement (the "Purchase Agreement"); and

     (b)  Stock Exchange Agreement (the "Exchange Agreement").

     The Purchase Agreement and the Exchange Agreement (collectively, the "Change of Control Agreements") were each executed as of July 25, 2000, and, following the preparation and delivery of various documents prepared in connection with the transactions contemplated by those agreements, were each effective as of August 28, 2000.

     The Purchase Agreement was executed by Mr. Lam and by Dean F. Sessions, Grant W. Peck, Gary S. Joiner, Mark DiSalvo, John Stearns, Richard Stearns, Scott Olson, and Jay Lutsky (collectively, the "Selling Stockholders"). Pursuant to the terms of the Purchase Agreement, Mr. Lam purchased 9,000,000 shares of the Issuer's common stock from the Selling Stockholders for a purchase price of $45,000, which was paid through the delivery by Mr. Lam of a promissory note (the "Promissory Note"), written in favor of the Selling Stockholders' designated agent. The initial principal amount of the promissory note, and the interest accrued thereon, is due and payable in full three business days after NASD Regulation Inc. grants its approval to one of its member firms for the publication of bid and asked quotations on the OTC Bulletin Board for the Issuer's common stock.

     The Exchange Agreement was executed by an authorized representative of the Issuer's then-current management and by an authorized representative of Buller. Mr. Lam is the sole beneficial owner of Buller. Immediately before the transactions contemplated under the Change of Control Agreements, Buller was the sole shareholder of AGI Logistics (Hong Kong) Limited, a Hong Kong corporation ("AGI"). Pursuant to the terms of the Exchange Agreement, the Issuer acquired all 15,000,000 issued and outstanding shares of AGI's common stock from Buller and, in exchange, the Issuer issued 8,000,000 shares of its common stock to Buller.

     Accordingly, Buller became the legal owner of 8,000,000 shares of the common stock of the Issuer, and Mr. Lam became the beneficial owner, directly and indirectly through Buller, of 17,000,000 shares of the common stock of the Issuer.


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Item 4. Purpose of Transaction.

     Mr. Lam's acquisition of shares of the common stock of the Issuer is part of a series of transactions (described in Item 3, above) that enabled Mr. Lam to obtain control of the Issuer and operate AGI as a subsidiary of the Issuer.

     In connection with the effectiveness of the transactions contemplated by the Change of Control Agreements, each of the Issuer's then-current directors and officers resigned their positions after having appointed the designees of Mr. Lam.

Item 5. Interest in Securities of the Issuer.

     Mr. Lam is the beneficial owner of 17,000,000 shares of common stock of the Issuer, which constituted 85% of the issued and outstanding common stock of the Issuer as of August 28, 2000. Mr. Lam has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares, either directly or indirectly through his control of Buller.

     Buller is the legal owner of 8,000,000 shares of common stock of the issuer. Because it is controlled by Mr. Lam, Buller has no power to vote or to direct the vote nor the power to dispose or to direct the disposition of such shares. The filing of this Schedule 13D by Buller is pursuant to Rule 13d-4 and shall not be construed as an acknowledgment or admission that it is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Mr. Lam is the sole shareholder of Buller. As such, Mr. Lam effectively directs the exercise of Buller's voting and dispositive powers with respect to the shares of the Issuer's common stock legally held by Buller.

Item 7. Material to be filed as Exhibits.

     The following documents are filed as exhibits:

     2.1 Stock Purchase Agreement, dated as of July 25, 2000, among Mr. Lam and Dean F. Sessions, Grant W. Peck, Gary S. Joiner, Mark DiSalvo, John Stearns, Richard Stearns, Scott Olson, Jay Lutsky, and Frank Jackson (collectively, the "Selling Stockholders") (Incorporated by reference from Exhibit 2.1 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 30, 2000 (the "August 8-K")).

     2.2 Promissory note of Mr. Lam, dated as of July 25, 2000, in favor of the Selling Stockholders' designated agent, in the principal amount of $45,000.00 (Incorporated by reference from Exhibit 2.2 to the August 8-K).

     2.3 Stock Exchange Agreement, dated as of July 25, 2000, between the Issuer and Buller (Incorporated by reference from Exhibit 2.3 to the August 8-K).

     99.1 Joint Filing Agreement*

----------------------
* Filed herewith.


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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   November 29, 2000


                         By: /S/ LAM KING KO, ALFRED
                             --------------------------------------------------
                             Lam King Ko, Alfred

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   November 29, 2000


                         By: /S/ LAM KING KO, ALFRED
                             --------------------------------------------------
                             Lam King Ko, Alfred
                             President
                             Buller Services Corporation

                                 EXHIBIT INDEX

     The following documents are filed as exhibits:

     2.1 Stock Purchase Agreement, dated as of July 25, 2000, among Mr. Lam and Dean F. Sessions, Grant W. Peck, Gary S. Joiner, Mark DiSalvo, John Stearns, Richard Stearns, Scott Olson, Jay Lutsky, and Frank Jackson (collectively, the "Selling Stockholders") (Incorporated by reference from Exhibit 2.1 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 30, 2000 (the "August 8-K")).

     2.2 Promissory note of Mr. Lam, dated as of July 25, 2000, in favor of the Selling Stockholders' designated agent, in the principal amount of $45,000.00 (Incorporated by reference from Exhibit 2.2 to the August 8-K).

     2.3 Stock Exchange Agreement, dated as of July 25, 2000, between the Issuer and Buller (Incorporated by reference from Exhibit 2.3 to the August 8-K).

     99.1 Joint Filing Agreement*

----------------------
* Filed herewith.